[Letterhead of Sutherland Asbill & Brennan LLP]
CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: ckrus@sablaw.com

January 31, 2006
Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Global Logistics Acquisition Corporation
Registration Statement on Form S-1 filed on September 26, 2005
File No. 333-128591
Dear Mr. Reynolds:
     On behalf of Global Logistics Acquisition Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company in a letter dated January 13, 2006. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.
General
1.	We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 19.99% of the common stock sold in this offering. Please confirm if true that it is the company’s understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.
     The Company respectfully refers the Staff to Article Sixth of the Company’s Amended and Restated Certificate of Incorporation, which requires that the Company permit public stockholders who vote against a proposed business combination to elect to convert their shares into a pro rata share of the proceeds from the Company’s initial public offering then held in the Company’s trust account. In the event that greater than 19.99% of the Company’s public stockholders elect to convert their shares in connection with a vote regarding a proposed business combination, Article Sixth of the Company’s Amended and Restated Certificate of Incorporation

Mr. John Reynolds
January 31, 2006

would prohibit the Company from completing that proposed business combination. As a result, the Company in all cases must permit up to 19.99% of its public stockholders to convert their shares in connection with the consummation of a business combination. In addition, it is the company’s understanding and intent in every case to structure and consummate a business combination in which 19.99% of the public stockholders will be able to convert and the business combination still go forward. The Company has revised the disclosure contained on page 43 of its prospectus to confirm its understanding and intent with respect to the inclusion of conversion rights in any proposed business combination.
2.	Please explain the basis for your disclosure that the securities will be listed on the American Stock Exchange. Please explain how the company will satisfy each criterion for at least one of the listing standards on the exchange. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders. We may have further comment.
     Subsequent to completion of its initial public offering, the Company believes that it will satisfy the American Stock Exchange’s quantitative and qualitative listing standards applicable to listings of equity securities. Specifically, subsequent to its initial public offering, the Company expects to have (i) stockholders’ equity in excess of $4 million, (ii) total market capitalization of greater than $50 million, (iii) in excess of 400 public stockholders and 1 million units publicly held, and (iv) a public market float in excess of $15 million. The Company informs the Staff on a supplemental basis that BB&T Capital Markets, a division of Scott & Stringfellow, Inc. (“BB&T”), has submitted a letter to the American Stock Exchange stating its belief that the Company will have greater than 400 public stockholders subsequent to its initial public offering. The Company therefore believes it will satisfy the American Stock Exchange’s Quantitative Listing Standard 3.
     In addition, the Company has established an Audit Committee consisting solely of independent directors and adopted a Code of Ethics governing its executive officers, each in accordance with the American Stock Exchange’s qualitative listing standards. Although the Company anticipates approval of its American Stock Exchange listing application, the Company respectfully refers the Staff to the risk factor discussing the risk that the Company may not receive a listing on the American Stock Exchange, including the risk that it’s securities may be subsequently de-listed after completion of its initial public offering.
3.	We reissue prior comment one from our letter of December 2, 2005. The risk factors section continues to include generic statements that your business or operations would be adversely affected or certain actions would have a detrimental effect on your business. Instead, replace this language with specific disclosure of how your business, financial condition and operations would be affected.
     The Company believes that its current risk factor disclosure complies with the “Plain English” requirements set forth in Rule 421 under the Securities Act of 1933, as amended (the

Mr. John Reynolds
January 31, 2006

“Securities Act”), as well as the disclosure requirements set forth in Item 503(c) of Regulation S-K. Specifically, the Company has included detailed disclosure regarding the nature of the material risks it faces throughout its risk factor discussion, including the potential impact of such risks on, among other things, its revenues, net income, available capital and/or profitability, as appropriate. The Company also respectfully refers the Staff to the significant revisions it has made to its risk factors discussion, particular under the section of the prospectus entitled “Risk Factors—Risks associated with the transportation and logistics sector and related industries,” in response to the Staff’s previous “Plain English” comments, as well as discussions with the Staff regarding the Company’s risk factor disclosure. In light of these significant revisions, the Company believes any further revisions would only serve to confuse investors by unnecessarily lengthening individual risk factor discussions. The Company has therefore opted not to make any additional revisions to its current disclosure in response to the Staff’s comment.
4.	We note your response to comment four from our letter of December 2, 2005. Please include such response as disclosure in your next amendment.
     The Company believes that the disclosure contained in the prospectus regarding Mr. Royce’s limited role with the Company, including his loan to the Company and his warrant purchase commitment subsequent to completion of the Company’s initial public offering, is accurate and complete as currently presented. The Company further notes that no reference is made with respect to Mr. Royce in the “Management” section of the prospectus, or in any other disclosure set forth in the prospectus discussing the management or board of directors of the Company. In order to address the Staff’s concern, however, the Company has revised the disclosure contained on page 56 of its prospectus to indicate that Mr. Royce has had no prior role with the Company, has no current role with the Company, and will have no future role with the Company, other than as disclosed in the prospectus.
5.	We note your response to comment five from our letter of December 2, 2005. Please include such response as disclosure in your next amendment.
     The Company respectfully refers the Staff to the disclosure set forth on page 8 of the prospectus indicating that neither the Company, nor anyone acting on the Company’s behalf, has had “any discussions, formal or otherwise, with any [potential target businesses or their representatives] with respect to effecting a business combination.” The Company believes that this disclosure adequately reflects the fact that the Company has received no indications of interest with respect to a potential target business. The Company further refers the Staff to the disclosure set forth on page 40 of the prospectus indicating that the Company determined the criteria for prospective target businesses:
based upon the experience of our officers and directors within the transportation and logistics sector and related industries, while taking into account our prior discussions with [BB&T] regarding the amount it believed it reasonably could raise on our behalf given the current state of the capital markets and our proposed focus

Mr. John Reynolds
January 31, 2006

on the transportation and logistics sector.
The Company believes that this disclosure adequately reflects how the Company determined the appropriate criteria for prospective target businesses, and is consistent with the Company’s response to the Staff’s previous comment no. 5.
     The Company further refers the Staff to the disclosure set forth under “Underwriting—Pricing of Securities” beginning on page 65 of the prospectus, which indicates that the offering price was determined based upon discussions with BB&T regarding, among other things, “our prospects for acquiring an operating business at attractive values,” which includes our focus on the transportation and logistics sector and related industries, and “general conditions of the securities markets at the time of the offering.” The Company believes that this disclosure adequately reflects the Company’s response to the Staff’s prior comment no. 5 addressing the fact that the proposed offering price was determined based upon “the amount that BB&T believed it reasonably could raise on behalf of the Company given the current state of the capital markets and the Company’s proposed focus on the transportation and logistics sector and related industries.”
     In order to address the Staff’s concerns, however, the Company has revised the disclosure contained on page 39 of its prospectus to clarify that neither the Company, nor anyone acting on its behalf, has taken any measure, directly or indirectly, to identify or locate any prospective target businesses. In addition, the Company has included additional disclosure on page 39 of its prospectus indicating that it has not conducted any research with respect to identifying the number and characteristics of prospective target businesses in the transportation and logistics sector or related industries or the likelihood or probability of success of any proposed business combination, other than as disclosed in the Company’s prospectus.
6.	In connection with the preceding comment, please disclose whether any representatives of the company have identified any prospective target businesses that meet your stated criteria.
     The Company informs the Staff on a supplemental basis that while a significant number of companies within the transportation and logistics sector would potentially satisfy the quantitative criteria set forth in the prospectus, neither the Company, nor anyone acting on the Company’s behalf, has undertaken the necessary in-depth reviews to identify specific prospective target businesses. The Company believes that this statement is consistent with the disclosure set forth on page 31 of the prospectus indicating that the Company does “not have any specific business combination under consideration.” The Company further refers the Staff to the disclosure set forth on page 8 of the prospectus, which indicates that the Company has “not engaged or retained any agent or other representative to identify or locate any acquisition candidate for [the Company].” In order to address the Staff’s concerns, however, the has revised the disclosure contained on page 8 of the prospectus to clarify that neither the Company, nor any of its officers, directors or affiliates, have identified or located any acquisition candidate. The

Mr. John Reynolds
January 31, 2006

Company has also revised the disclosure contained on page 39 of its prospectus to clarify that neither the Company, nor anyone acting on its behalf, has taken any measure, directly or indirectly, to identify or locate any prospective target businesses. In addition, the Company has included additional disclosure on page 39 of its prospectus indicating that it has not conducted any research with respect to identifying the number and characteristics of prospective target businesses in the transportation and logistics sector or related industries or the likelihood or probability of success of any proposed business combination, other than as disclosed in the Company’s prospectus.
7.	We note your response to comment 10 from our letter of December 2, 2005. We also note your disclosure that “Pursuant to these [10b5-1] plans, none of the initial stockholders, the representative of the underwriters or their respective affiliates or designees, will have, or attempt to exercise, any influence over how, when or whether to effect such purchases of the warrants.” Since the purchases proposed would be made through the representative of the underwriters of this offering, the above-referenced disclosure may be made. In addition, we note the potential for the underwriters to be involved in identifying a prospective business combination. As such it would appear that the representative of the underwriters would be in possession of material non-public information while they operate the 10b5-1 plans. Please provide additional disclosure with respect to the operation of the 10b5-1 plans disclosed in your registration statement, including the above-noted potential for conflict of interest and the mechanism by which purchases will be made. We may have further comment.
     The Company believes that the disclosure contained in the prospectus regarding the warrant purchase agreements adequately discloses the mechanics of those agreements. Specifically, the initial stockholders will execute warrant purchase agreements with BB&T prior to effectiveness of the Company’s current registration statement indicating the dollar amount of warrants each initial stockholder will purchase, as well as the price below which BB&T or such other broker dealer(s) (as discussed below) is instructed to make such purchases. Once executed, the initial stockholders will have no further ability to influence the timing of the warrant purchases under the warrant purchase agreements, which will be based upon and subject to the terms of the warrant purchase agreements.
     In addition, while there is the possibility that BB&T may serve the Company in connection with a business combination subsequent to completion of its initial public offering, the Company is under no agreement with BB&T for such further service following the initial public offering. In order to address the Staff’s concerns, however, BB&T has advised the Company that in the event it is retained by the Company to provide services relating to a possible business combination following the completion of the Company’s initial public offering, BB&T will assign its obligations to purchase Company warrants pursuant to the warrant purchase agreements to a broker dealer(s) unaffiliated and independent of BB&T. BB&T has also advised the Company that it will receive no compensation as a result of such an assignment. BB&T will enter into a letter agreement with the Company regarding its intention to assign its obligations

Mr. John Reynolds
January 31, 2006

under the warrant purchase agreements, the form of which has been filed as an exhibit to Amendment No. 4 to the Company’s registration statement on Form S-1. The Company believes that such assignment would resolve any conflict of interest that theoretically could arise notwithstanding the information barrier between the investment banking activities and the securities trading operations within BB&T. The Company has also revised the disclosure on page 67 of the prospectus to reflect BB&T’s position on assignment of its obligations under the warrant purchase agreements.
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     If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus